                                                                    EXHIBIT 4.25

                        [LETTERHEAD OF SOUTHTRUST BANK]



October 31, 2001


Mr. Morris E. Van Asperen
CFO
Color Imaging, Inc.
4350 Peachtree Industrial Blvd.
Suite 100
Norcross, Georgia 30071



RE: Loan and Security Agreement (the "Loan Agreement") dated as of May 5, 2000, as amended, among SouthTrustBank ("Lender") and collectively as "Borrower", Color Image, Inc., Color Imaging, Inc., Logical Imaging Solutions, Inc. and Alorex Corp.

Dear Van:

Please refer to the above referenced Loan Agreement. All capitalized terms used herein shall have the same meanings as set forth in the Loan Agreement.

Borrower has requested Lender to waive the right to exercise Lenders remedies under the Loan Documents in regard to Borrower's violation of certain financial covenants contained in Article VI of the Loan Agreement for the quarter ended September 30, 2001.

Lender, subject to the terms of this letter, agrees to waive the right to exercise its remedies solely for the following covenant defaults (collectively, the "Specified Defaults") occurring as of September 30, 2001:

1. Breach of Financial Covenant to maintain a minimum Fixed Charge Ratio of 1.20:1; and

2. Breach of Financial Covenant to maintain a maximum ratio of Funded Debt to EBITDA of not more than 4.0:1.

Except to the extent set forth herein, the Loan Agreement together with all other documents remain in full force and effect without amendment or waiver. Further, this wavier constitutes a waiver of the specific violations and dates listed herein and does not constitute a waiver of any future violations of the Loan Agreement. The bank retains its rights and remedies under the loan documents with respect to any future defaults.

Color Imaging, Inc.
Financial Covenant Waiver
October 31, 2001




/s/ Scott M. Smith
------------------------
Scott M. Smith
Assistant Vice President

                            [LOGO] SouthTrust Bank